K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

July 9, 2024
FILED VIA EDGAR
Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Neuberger Berman ETF Trust (File Nos. 333-261613; 811-23761) --Neuberger Berman Core Equity ETF
Dear Ms. Marquigny:
This letter responds to your comments, discussed in our telephone conversation on June 13, 2024, regarding your review of Post-Effective Amendment No. 17 to the registration statement on Form N-1A for Neuberger Berman ETF Trust (the “Registrant”) on behalf of Neuberger Berman Core Equity ETF (the “Fund”).  We expect to file Post-Effective Amendment No. 20 on July 9, 2024, which will go effective on July 13, 2024, pursuant to Rule 485(b) under the 1933 Act and which will reflect changes made in response to the Staff’s comments, as set forth below, and certain other non-material clarifying and conforming changes.  Each of your comments is repeated below, followed by the Registrant’s response.  Unless otherwise stated herein, defined terms have the same meaning as used by the Fund in the Registration Statement.
Comment 1:  Please provide a completed fee table and expense example to the Staff prior to effectiveness.
Response:  The Registrant has included the completed fee table and expense example below:
FEES AND EXPENSES
These tables below describe the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)	None
Annual Fund Operating Expenses (expenses that you pay each year as a % of the value of your investment)
Management fees	0.39
Other expenses[1]	0.49
Total annual operating expenses	0.88
Fee waivers and/or expense reimbursement	0.58
Total annual operating expenses after fee waivers and/or expense reimbursement[2,3]	0.30

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

1	“Other expenses” are based on estimated amounts for the current fiscal year; actual expenses may vary.
2
Neuberger Berman Investment Advisers LLC (“Manager”) has contractually undertaken to waive and/or reimburse certain fees and expenses of the Fund so that the total annual operating expenses (excluding interest, brokerage commissions, acquired fund fees and expenses, taxes including any expenses relating to tax reclaims, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) (“Operating Expenses”) of the Fund are limited to 0.29% of average net assets until 8/31/2025 (after taking into account the Fee Waiver discussed in Footnote 3 below) and 0.39% of average net assets from 9/1/2025 to 8/31/2027 and may not be terminated during its term without the consent of the Board of Trustees.  The Fund has agreed that it will repay the Manager for fees and expenses waived or reimbursed for the Fund provided that repayment does not cause annual Operating Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Manager, whichever is lower.  Any such repayment must be made within three years after the year in which the Manager incurred the expense.

3
The Manager has contractually undertaken to waive its management fee by 0.10% of the Fund’s average daily net assets (“Fee Waiver”).  The undertaking lasts until 8/31/2025 and may not be terminated during its term without the consent of the Board of Trustees.  The Fee Waiver is not subject to repayment under the expense limitation arrangement described in footnote 2 above and will not reduce expenses below the expense limitation arrangement described in footnote 2 above.

Expense Example
The expense example can help you compare costs among funds.  The example assumes that you invested $10,000 for the periods shown, that you redeemed all of your shares at the end of those periods, that the Fund earned a hypothetical 5% total return each year, and that the Fund’s expenses were those in the table.  Actual performance and expenses may be higher or lower.

1 Year	3 Years
$31	$118

Comment 2:  In the footnotes to the fee table, please explain supplementally how “Other expenses” as referenced in the first footnote were estimated and how such estimate was determined to be reasonable.  Please also confirm that acquired fund fees and expenses (“AFFE”) are not expected to exceed one basis point.  If AFFE are expected to exceed one basis point, please add an AFFE line item to the fee table.
Response:  The Registrant estimated “Other expenses” based on a review of sample portfolio holdings for the Fund, estimated assets under management, and an analysis of the anticipated expenses of the Fund, which the Registrant believes to be reasonable.  The Registrant confirms that the Fund’s AFFEs are not expected to exceed one basis point.
Comment 3:  In the footnotes to the fee table, please add the missing disclosure in the second footnote that currently appears in brackets.  In particular, please include the termination date for the expense limitation agreement and confirm it will meet the requirements of Item 3 of Form N-1A.
Response:  The Registrant refers the Staff to its response to Comment 1 and confirms the expense limitation agreement’s termination date meets the requirements of Item 3.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Comment 4:   In the footnotes to the fee table, please add disclosure to the second footnote clarifying that any such repayments must be made within three years of the particular day and month that the Manager incurs the expense, such that the repayment must be made within 36 months from the date of the waiver.  If the Fund intends to capture a period of time longer than 36 months, please disclose so explicitly and in correspondence confirm that the Fund has conducted a FAS 5 analysis, has concluded that recoupment is not probable, and has provided such analysis to the Fund’s auditor.
Response: No change was made in response to this comment.  The Registrant confirms that it will conduct the FAS 5 analysis with respect to recoupment and provide the analysis to the Fund’s independent auditor.  The Fund has not yet commenced operations and cannot recoup waived fees or reimbursed expense amounts incurred prior to its operation, so any such analysis can only be done prospectively.  The Registrant does not believe that the conditions of FAS 5 will require the Registrant to record a liability for the potential recapture of expenses waived or reimbursed.  FAS 5 states that, in order to accrue a loss contingency, two conditions must be met: (1) it must be probable that an asset has been impaired or a liability has been incurred; and (2) the amount of loss can be reasonably estimated.  The Registrant believes that this arrangement does not need to be recorded as a liability since it does not meet those requirements (i.e., it is neither probable nor estimable).
Comment 5:  In the Portfolio Turnover section, please consider adding disclosure that the Fund is new, has no portfolio turnover, and will provide its portfolio turnover rate once it has been in operation for one calendar year.
Response:  The Registrant has made the requested change.
Comment 6:  In the Principal Investment Strategies section, please consider explaining how the Fund will consider the holdings of other investment companies for purposes of determining the Fund’s compliance with its policy to invest at least 80% of the Fund’s net assets in equity securities (“80% Policy”).
Response:  No change was made in response to this comment.  The Registrant is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies for purposes of determining compliance with the Fund’s 80% Policy.  The Registrant notes, however, that to be counted for purposes of the Fund’s 80% Policy, an underlying investment company will need to provide investment exposure to equity securities, which, as explained in Comment 7 below, is permitted by the Adopting Release for Rule 35d-1 (i.e., the names rule).  As such, the Registrant believes the current language is consistent with policy articulated by the Adopting Release for Rule 35d-1.
Comment 7:    In the Principal Investment Strategies section, please consider explaining what is meant by “investment companies that provide investment exposure to equity securities.”
Response:  The Registrant notes that the Adopting Release for Rule 35d-1 (i.e., the names rule) states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (emphasis added) The Adopting Release does not require that a fund’s 80% policy use any particular language if it wants to include those synthetic instruments within the 80% basket and the Registrant believes that the current language (i.e., “that provide investment exposure”) is consistent with policy articulated by the Adopting Release for Rule 35d-1.  In this connection, the Registrant states that investment companies that provide investment exposure to equity securities will be included for purposes of determining that at least 80% of a Fund’s net assets are invested in equity securities.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Comment 8:  In the first sentence of the Principal Investment Strategies section, please consider providing more specific and informative disclosure on the meaning of the word “mainly,” or consider substituting with “primarily.”
Response:  The Registrant has made the following change:
To pursue its goal, the Fund invests ~~mainly~~ primarily in equity securities of large-capitalization companies, which it defines as companies that have a market capitalization within the market capitalization range of companies in the Russell 1000® Index at the time of initial purchase.
Comment 9:   In the first sentence of the second paragraph of the Principal Investment Strategies section, please consider including the capitalization range of the Russell 1000 Index (“Index”) as of a recently practical date.
Response:  No change was made in response to this comment.  However, the Registrant will consider the Staff’s comment during the Fund’s annual update to its registration statement and will determine whether any changes are warranted at that time.
Comment 10:  In the second sentence of the second paragraph of the Principal Investment Strategies section, please consider clarifying what is meant by the phrase “sector neutral” and confirm whether the Fund seeks to mirror the sector allocation of the Index.  If not, please confirm what is meant by the phrase.
Response:  The Registrant confirms that the Fund generally will seek to have sector exposures similar to the sector weights of the Russell 1000 Index.  Accordingly, the Registrant has revised the disclosure as follows:
The Fund generally seeks to be sector neutral when compared to the Russell 1000 Index (i.e., having sector exposures similar to the Russell 1000 Index).
Comment 11:  In the third paragraph of the Principal Investment Strategies section, please consider clarifying who the research analysts are employed by, what data and metrics they provide, and how such data and metrics are used by the Portfolio Managers.  Please further identify and disclose the roles of the Portfolio Managers as compared to the research analysts.
Response:  The Registrant has revised the disclosure as follows:
The Portfolio Managers, with the assistance of ~~Neuberger Berman~~the Manager’s research analysts, select securities for the Fund by using a fundamental, research-driven approach.  ~~In selecting securities, the Portfolio Managers utilize data provided by the~~The research analysts~~, who are involved primarily in~~ analyze and rate stocks within an industry by conducting equity research, which may include, but is not limited to, company visits, management interviews, industry conferences, proprietary modeling of earnings, cash flow and balance sheets, projecting growth and valuation changes, and setting price targets for companies under coverage.  In selecting securities for the Fund, the Portfolio Managers utilize the analysis and ratings of the research analysts as they seek to maintain a sector neutral portfolio with what they believe are the most attractive investments in each industry.
Comment 12:  In the second sentence of the third paragraph of the Principal Investment Strategies section, please consider clarifying the specific types of equity research that the Portfolio Managers prioritize in constructing the portfolio and making investment decisions.  In particular, please consider revising the sentence using more concrete terms that explain more specifically the Portfolio Managers’ process of constructing the portfolio and implementing the investment strategy for the Fund.
Response:  The Registrant refers the Staff to its response to Comment 11.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Comment 13:  In the fourth paragraph of the Principal Investment Strategies section, please consider revising the sentence to state that: “the Fund will invest in other types of equity securities.” In addition, please consider removing the phrase “such as.”  Please supplementally confirm that the listed instruments are all principal investment strategies of the Fund and integral to achieving the Fund’s investment objective.
Response:  The Registrant confirms that the listed instruments are all principal investment strategies of the Fund as it seeks to achieve its investment objective.  In addition, the Registrant has revised the fourth paragraph of the Principal Investment Strategies section as follows:
While the Fund will mainly invest in common stocks of U.S. companies, the Fund may invest in other types of equity securities, ~~such as~~ including real estate investment trusts, rights and warrants, exchange traded funds, and depository receipts.
Comment 14:    In the last sentence of the fifth paragraph of the Principal Investment Strategies section, please consider clarifying what is meant by the term “certain derivative instruments.” In addition, please consider providing examples or explain in plain English how the Portfolio Managers identify environmental, social and governance (“ESG”) factors they believe are financially material.  Likewise, please include disclosure in the Principal Investment Risks and Additional Information About Principal Investment Risks section related to the risks associated with considering ESG factors as part of the principal investment strategies.
Response:  No change was made with respect to this comment.  The Registrant confirms that although the Fund does not invest in derivative instruments as a part of its principal investment strategies, “certain derivative instruments” refers to derivatives used for hedging or short-term cash purposes and to which ESG factors are not applied.  Since the consideration of ESG factors are not applied to every investment, the Registrant believes this disclosure clarifies that the Portfolio Managers do not apply ESG factors to any derivatives the Fund uses.
With respect to the inclusion of ESG risks, the Registrant respectfully refers the Staff to the disclosure in the second paragraph of the Principal Investment Risks section which mentions ESG factors as a risk for the Fund and states the following, “There can be no guarantee that the Portfolio Managers will be successful in their attempts to manage the risk exposure of the Fund or will appropriately evaluate or weigh the multiple factors involved in investment decisions, including issuer, market and/or instrument-specific analysis, valuation and ESG factors.” In addition, as noted in the disclosure, for certain investments such as certain derivatives, securities of other investment companies, cash, and cash equivalents, ESG factors are not expected to be financially material and thus are not considered as part of the investment process.  Because ESG factors are not believed to be financially material for all investments, are not singularly determinative factors for investment decisions and are only one factor for consideration, the Registrant does not believe additional disclosure is needed in the Principal Investment Risks section.
Comment 15:  Please consider adding clarifying disclosure that explains how the Fund’s anticipated high portfolio turnover is consistent with and supports the Fund’s objective to achieve long-term growth of capital.
Response: The Registrant has deleted the sixth paragraph of the Principal Investment Strategies section and the section entitled High Portfolio Turnover from the Principal Investment Risks and Additional Information about Principal Investment Risks sections.
Comment 16:  In the “Principal Investment Risks” section, the Fund’s risks are presented in alphabetical order.  Please consider ordering the risks to prioritize the risks that are most likely to adversely affect the Fund’s net asset value, yield and total return.  See ADI 2019-08 - Improving Principal Risks Disclosure.  Following the most significant risks to the Fund, the remaining risks may be included in alphabetical order.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Response:  While the Registrant respects the Staff’s view on principal risk disclosure, the Registrant believes the presentation of risks meets the requirements of Form N-1A.  Both Item 4(b) and Item 9(c) of Form N-1A discuss the requirement for disclosing the Fund’s principal investment risks and ask the Fund to disclose “the principal risks of investing in the Fund, including the risks to which the Fund’s particular portfolio as a whole is expected to be subject and the circumstances reasonably likely to affect adversely the Fund’s net asset value, yield, or total return.”  Form N-1A does not require that the risks be placed in any particular order and only requires disclosure of the principal risks of investing in the Fund.  The Registrant believes that ordering the principal risks alphabetically makes it easier for an investor to find particular risk factors of the Fund.  Furthermore, the Fund notes that ADI-2019-08, which discussed open-end fund disclosure under Form N-1A, states clearly that the update is not a rule, regulation or statement of the Commission.
The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow.  The Registrant notes, for example, that in 2020, the markets experienced extreme volatility by the onset of the COVID-19 pandemic, an event that, only a few months before, no one would have thought to list as among the risks “most likely” to impact market returns or “associated with investment in the Registrant” or a similar investment company.  Under these circumstances, it would have been impossible to prioritize risks of investing in the Fund before the pandemic in a manner that properly took into consideration the global consequences of the pandemic.
The Registrant additionally refers the Staff to the below disclosure included in the Principal Investment Risks section for the Fund:
The actual risk exposure taken by the Fund in its investment program will vary over time, depending on various factors including the Portfolio Managers’ evaluation of issuer, political, regulatory, market, or economic developments. . . .
Each of the following risks, which are described in alphabetical order and not in order of any presumed importance, can significantly affect the Fund’s performance.  The relative importance of, or potential exposure as a result of, each of these risks will vary based on market and other investment-specific considerations.
In addition, the Fund discloses certain principal investment risks that it views as essentially operational (specifically “Operational and Cybersecurity Risk,” “Risk Management,” and “Valuation Risk,”) in a separate sub-section at the end of the “Principal Investment Risks” section in order to better highlight the market-related investment risks that are specific to the Fund’s strategy.
Comment 17:  The Principal Investment Risks section includes currency risk, depositary receipts risk, foreign exposure risk, and foreign risk.  Please add disclosure to the Principal Investment Strategies section related to these risks since it does not discuss investments in foreign securities.  In this connection, if these are principal investment risks, consider whether “International Closed Market Trading Risk” should be added under “ETF Risk” in the Principal Investment Risks.
Response:  The Registrant has removed currency risk, foreign exposure risk, and foreign risk from the Principal Investment Risks section.  The Registrant has retained depositary receipts risk since depositary receipts are disclosed in the principal investment strategies.  The Registrant confirms that “International Closed Market Trading Risk” should not be added under “ETF Risk” in the Principal Investment Risks.
Comment 18:   In the Principal Investment Risks-Foreign Exposure Risk section, please consider adding additional detail related to the risks associated with “political, economic, or regulatory conditions.”
Response:  As discussed in Comment 17, the Registrant has deleted foreign exposure risk.

Comment 19:  The Principal Investment Risks section includes both Growth Stock Risk and Value Stock Risk.  If this Fund is a growth or value fund, please state so clearly and directly in the Principal Investment Strategies section.  Please also add supporting disclosure on how the Portfolio Managers identify growth or value stocks and clarify how the Portfolio Managers use this data to select the Fund’s holdings.  If investing in growth or value stocks are not part of the principal investment strategies of the Fund, please remove the related risk disclosure.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Response:  Depending on market circumstances, the Fund may invest in both growth and value stocks and the Registrant believes that the inclusion of both risks is appropriate.
Comment 20:   The Principal Investment Risks section includes Liquidity Risk, please consider adding disclosure in the Principal Investment Strategies section regarding why liquidity risk is a principal risk for the Fund.  In addition, both Liquidity Risk and Issuer Specific Risk suggest that the Fund may invest in a single holding that could significantly impact the Fund’s performance.  If the Fund will hold a limited number of holdings, please disclose so in the Principal Investment Strategies section and indicate the range of the Fund’s holdings.
Response:  The Registrant has removed Liquidity Risk from the Principal Investment Risks and Additional Information about Principal Investment Risks sections.  With respect to Issuer Specific Risk, the Registrant does not believe the disclosure suggests that the Fund may invest in a single holding that could significantly impact the Fund’s performance.  The disclosure merely states that an individual security could perform differently than the market.  The Registrant also confirms that it does not currently expect the Fund to invest in a limited number of holdings.
Comment 21:   Please confirm whether the Fund plans to invest significantly in ETFs.  If so, please consider comment 2 above related to disclosing AFFEs in the fee table.
Response:  The Registrant confirms that the Fund will not invest significantly in ETFs and refers the Staff to its response to Comment 2.
Comment 22:   In the Principal Investment Risks-Sector Risk section, please add risk disclosure with respect to any particular sectors that the Fund will focus its investments on.  Please also add related disclosure to the Principal Investment Strategies section regarding such sector investments and explain how the Portfolio Managers determine the sectors to emphasize.
Response:  The Registrant refers the Staff to its response to Comment 11.
Comment 23: Please confirm whether the Fund will principally engage in securities lending.  If so, please add the related disclosure in the Principal Investment Strategies section.  If not, please remove Securities Lending Risk from the Principal Investments Risks section.
Response:  The Registrant has removed Securities Lending Risk from the Principal Investment Risks and the Additional Information about Principal Investment Risks sections.
Comment 24: Please confirm what distinguishes the risks included under the caption “A summary of the Fund’s additional principal investment risks is as follows:” from the other risks included in the Principal Investment Risks section.  Please consider including these risks with the other risks included in the Principal Investment Risks section.
Response:  The Registrant refers the Staff to its response to Comment 16.
 Comment 25:  Please review the requirements of Item 9 to confirm that the structure of the prospectus complies with the requirements of Item 9.  Specifically, in Item 9, please state the Fund’s objectives and provide an appropriate discussion of the Principal Investment Strategies section highlighted in Item 4 summary section.  Specifically, please include a deeper discussion of how the identified combination of strategies and instruments are used to inform the Portfolio Managers’ buy and sell decisions consistent with the Fund’s stated objective.  This section should draw a clear picture of how the Portfolio Managers identifies the universe of eligible investment prospects and decide which investments to favor at any given time.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Response:  No change was made with respect to this comment.  The Registrant reviewed the requirements of Item 9 and believes that the structure of the prospectus complies with the requirements of Item 9. Specifically, the instructions to Form N-1A state that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus” and consequently the Registrant believes that the current structure of the prospectus meets the requirements of Item 9.

Comment 26:  In correspondence, please describe the nature and number of the accounts reflected within the composite since its inception in 2004, in addition to the accounts existing as of December 31, 2023.  Please also describe how prior substantially similar accounts within the composite, dating back to 2004, considered financially material ESG factors similar to the Fund’s consideration of such factors.
Response:  The Registrant has added the following disclosure:
The Composite started in 2004 and was comprised of 1 account with $2.2 million in market value as of December 31, 2004. Since that time, the number of accounts in the Composite has ranged from 1 to 58 accounts and the market value of the accounts has ranged from $0.5 million to $1.1 billion.  Thus, accounts move in and out of the Composite over time.  Since fees, commissions, and taxes may differ for the Composite and the Fund, performance data for identical periods may differ.  The Composite has been constructed in compliance with the GIPS standards.
The Fund’s portfolio management team, which is the same team that is responsible for managing accounts in the Composite, has long believed that consideration of financial material ESG factors can be an important driver of investment risk and return potential.
While consideration of financially material ESG factors has evolved substantially in recent years and the Adviser’s ESG investing framework and policies have evolved and become more formalized, a long-standing component of the portfolio management team’s investment process has been focused on considering certain factors, such as corporate governance practices, that today would be considered an ESG factor.  Further, the team has in the past and continues to engage with management of certain companies regarding corporate governance practices as well as what it deems to be other financially material environmental and/or social issues facing a company, as appropriate.
The Registrant believes that the Portfolio Managers’ consideration of financially material ESG factors, does not alter the conclusion that the investment policies and strategies of the Composite are substantially similar to those of the Fund.
Comment 27:   In correspondence, please represent that the Fund will retain records necessary to support the presentation of prior related performance as required by the Rule 204-2(a)(16) under the Investment Advisers Act of 1940 and indicate whether the performance information in the Appendix–Related Performance Information of Similar Account section was audited or verified by a third party.
Response:  The Registrant confirms that the Fund will retain records necessary to support the presentation of prior related performance as required by the Investment Advisers Act of 1940, as amended, Rule 204-2(a)(16). The performance information included in the Appendix–Related Performance Information of Similar Account has not been audited or verified by a third party.  However, the Registrant notes that the Adviser’s overall GIPS compliance was verified by a third party for the period of 2016-2022.

Ms. Rebecca Ament Marquigny
Division of Investment Management
Securities and Exchange Commission
July 9, 2024

Comment 28:  In the Appendix–Related Performance Information of Similar Account section, please confirm in correspondence that the performance information presented for the composite is reflected net of all actual fees and expenses of the accounts in the composite, not just net of management fees.
Response:  The Registrant confirms that the Composite Net of Fee returns is presented with the deduction of the highest model fee applicable to the accounts within the Composite.
Statement of Additional Information
Comment 29: On page 5 of the SAI in the Investment Policies and Limitations section, the disclosure in the Fund’s policy on Industry Concentration states that the concentration limitation does not apply to securities of other investment companies.  Please add disclosure to clarifying how the Fund considers the investments of its underlying investment companies when determining the Fund’s compliance with its industry concentration policies.
Response: No change was made in response to this comment.  The Registrant believes that it is appropriate to exclude investment companies from the industry concentration policy since the Registrant does not believe that investment companies represent any particular industry.  In addition, the Registrant is not aware of any regulatory requirement to “look-through” to the holdings of underlying investment companies when determining compliance with its own industry concentration policy.  However, the Registrant has disclosure in the SAI indicating that it will consider the industry concentration policies of the investment companies in which it invests to determine its industry concentration.  The Registrant believes no additional disclosure is needed.

* * * * *
If you have any further comments or questions regarding these filings, please contact Franklin Na at (202) 778-9473 or franklin.na@klgates.com.  Thank you for your attention to these matters.
Sincerely, Franklin Na